UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON FEBRUARY 26, 2014

DATE, TIME AND PLACE:

February 26, 2014, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira; and by videoconference, Messrs. José Antonio Alvarez Alvarez;  and Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli – Directors. The Vice-President Executive Officers Mr. Carlos Alberto López Galán and Carlos Rey de Vicente, as well as the Company’s Ombudswomen, Mrs. Maria Lúcia Ettore do Valle, and the Executive Superintendent of Human Resources, Mrs. Germanuela de Abreu, were also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To propose to the Shareholders Meeting the global remuneration of the Officers and Audit Committee’s members; (b)  To approve the Ombudsman Report related to the second semester of 2013 and the corrective measures as a result of complaints received, for purposes of sections V and VI of Article 33 of the Company’s Bylaws and of sections V and VI of Article 2 of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council; (c) To acknowledge and to approve the policy and strategies of the Company  in order to make sure that they are able to maintain  appropriate and enough liquidity ratios, pursuant to the Resolution CMN #4090, of May 24, 2012, as well as the report with the structure and management of the liquidity ratios; and  (d) To know the economics-financials results of the Company relative to January, 2014.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

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[Free English Translation]

(a)        Approved, with the abstention of Messrs. Celso Clemente Giacometti, Jesús María Zabalza Lotina and José de Paiva Ferreira, according to the favorable recommendation of the Company’s Remuneration and Nomination Committee, the remuneration propose of the Officers of the Company, to the global amount of three hundred million Reais (R$ 300,000,000) for the current year, as well as the Audit Committee’s members, to the amount of three million reais (R$ 3,000,000)  for the 12 months to be count since March 18, 2014. The propose, according to the article 6, paragraph 3 of the Company’s Bylaws, will be submitted for approval of the Ordinary Shareholders Meeting, which will be called opportunely;

It is registered that Mrs. Germanuela de Abreu, Executive Superintendent of Human Resources, was on the meeting, in order to account for the item (a) of the Agenda.

(b)        Approved, pursuant to article 33, item V and VI, of the Company’s Bylaws, the Ombudsman Report related to the second semester of 2013 and the corrective measures, for purposes of complying with the provisions of article 2, item V and VI of Resolution # 3849 of March 25, 2010, issued by the National Monetary Council;

It is registered that Mr. Carlos Rey de Vicente, Vice-President Executive Officer, as well as Mrs. Maria Lúcia Ettore do Valle, Company’s Ombudswomen, were on the meeting, in order to account for the item (b) of the Agenda.

(c)        Acknowledged and approved the policy and strategies of the Company  in order to make sure that they are able to maintain  appropriate and enough liquidity ratios, pursuant to the Resolution CMN #4090, of May 24, 2012, as well as the report with the structure and management of the liquidity ratios;

(d)        Knew the economics-financials results of the Company relative to January, 2014.

It is registered that Mr. Carlos Alberto López Galán, Vice-President Executive Officer,  was on the meeting, in order to account for the item (d) of the Agenda.

Upon the approval of item (a) of the Agenda, the Directors authorized the Board of Officers to adopt all the necessary providences in order to call the Ordinary and Extraordinary Shareholders Meeting, which will be held in the next April 30, 2014.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, February 26, 2014. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Jesús María Zabalza Lotina - Vice-Chairman of the Company´s Board of Directors;  José Antonio Alvarez Alvarez and José de Paiva Ferreira; and Mrs. Marília Artimonte Rocca and Mrs.Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 26, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer